FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of interim business report for the first half of the fiscal year ending March 31, 2008.

2.	Translation of Semi-annual report pursuant to article 24-5.1 of the financial instruments and exchange law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 15, 2008	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

(Summary Translation)

Interim Business Report

(from April 1, 2007 to September 30, 2007)

Hitachi, Ltd.

Tokyo, Japan

(Note) Certain information including product introduction is omitted from this English translation.

CAUTIONARY STATEMENT

Certain statements found in this annual report may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this annual report.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in Hitachi’s filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Dear Shareholders:

We take the opportunity of sending you this report on the business results for the first half of fiscal 2007 to express our heartfelt gratitude for your continued support and understanding.

During the half-year period, the Japanese economy witnessed weak consumer spending but continued to expand at a moderate pace, driven by private sector plant and equipment investment and exports. The global economy was impacted by financial turmoil from the U.S. subprime mortgage crisis but remained strong thanks to robust growth in China and other emerging economies.

Against this economic backdrop, consolidated revenues during the half-year under review of Hitachi (Hitachi, Ltd. (the “Company”) and its consolidated subsidiaries) rose 11% from the preceding year, to JPY 5,280.4 billion, on the strength of gains posted by Information & Telecommunication Systems, Power & Industrial Systems, High Functional Materials & Components and Logistics, Services & Others.

Operating income increased 513% over the same period a year earlier, to JPY 121.6 billion, as a loss by Digital Media & Consumer Products was more than offset by an upturn in Power & Industrial Systems earnings due to improved performance by power business, and good showings by Electronic Devices, High Functional Materials & Components and Logistics, Services & Others. Income before income taxes and minority interests came to JPY 136.0 billion. The consolidated net loss, though remarkably improved from a year earlier, nevertheless showed a net loss of JPY 13.0 billion owing to the income taxes burden and other factors.

Turning to non-consolidated results, the Company recorded sales of JPY 1,272.9 billion, up 4% from a year earlier, but incurred a net loss of JPY 28.6 billion because of the price declining in flat panel TVs, particularly in the North American market.

Management implemented a number of significant measures during the half year. One was a move to exploit the promising growth potential of the nuclear power plant business through establishing Japanese and U.S. joint venture companies with General Electric Company for expanding nuclear power plant construction, maintenance and service businesses in domestic and overseas markets. Another, aimed at boosting competitiveness in plasma TVs business, was a decision to shut down outmoded production equipment and shift all manufacturing to high-efficiency production lines at Fujitsu Hitachi Plasma Display Limited, Hitachi’s plasma display panel manufacturing subsidiary. Still another was the start of construction of a new elevators and escalators plant in Shanghai that will help to reinforce and expand elevators and escalators business in Chinese market.

To ensure the availability of internal funds for capital investment and for R&D activities while also maintaining continuous payment of dividends to shareholders, the Board of Directors set the amount of the interim dividend at JPY 3 per share, the same as the fiscal 2006 interim dividend. Management will continue to strengthen the Company’s competitive strengths and make every effort to increase profit.

Management’s view of the future business environment is that growth of the U.S. economy will slow, but the European economy will remain firm, the Chinese economy will continue to grow rapidly and the economies of Asian regions other than China will make solid advances. Management expects the Japanese economic recovery to stay on track. There are, however, a number of causes for concern that make prediction difficult, such as rising oil and law materials prices.

In order to recover quickly in business results to respond to shareholder expectations, the two sectors experiencing severe profit difficulties, hard disk drives and flat panel TVs, will be thoroughly overhauled to upgrade capability in every aspect from product development to cost-competitiveness and marketing muscle. Management is committed to establishing high profitability by maintaining and intensifying the focus on optimizing intra-Group synergy toward strengthening of core businesses, enhancing strong production engineering (monozukuri), reducing costs, and implementing steady structural reforms.

The management team hopes that it will continue to receive your understanding and support.

November 2007

Etsuhiko Shoyama
Chairman of the Board

Kazuo Furukawa
President and Chief Executive Officer

Outline of Business Results

Information & Telecommunication Systems

Segment revenues rose 9% from the same period of the preceding year, to JPY1,254.5 billion thanks to the good performance in systems integration and outsourcing services business, and to the steady performance in disc array subsystems. Operating income fell 10% from a year earlier, to JPY12.4 billion, mainly as a result of the expanded loss in hard disk drives, although the results in systems integration grew and in disk array subsystems remained steady.

Electronic Devices

Segment revenues came to JPY643.3 billion, almost the same as in the same period of the preceding year. Hitachi High-Technologies Corporation showed firm performance, partially offset by a decrease in sales in LCDs business due to the focusing in small and medium-sized LCDs. Operating income rose 7% from a year earlier, to JPY25.8 billion, chiefly because of the improvement in profitability in revenues of LCDs business and the growth in Hitachi High-Technologies Corporation.

Power & Industrial Systems

Segment revenues rose 25% from the same period of the preceding year, to JPY1,598.3 billion. The result was due mainly to the rise in power business and railway vehicles and the good performance in elevators and escalators, industrial equipment and Hitachi Construction Machinery Co., Ltd. The increase in sales in automotive products business by the acquisition of Clarion Co, Ltd. Operating income increased JPY108.9 billion from a year earlier, to JPY63.6 billion. It was mainly due to the significant recovery in the power business and to the increased income in automotive products and Hitachi Construction Machinery Co., Ltd.

Digital Media & Consumer Products

Segment revenues were down 4% from the same period of the preceding year, to JPY728.0 billion. It was mainly because of the downsizing of projection TVs business due to the shifting to flat panel TVs business and downturn of mobile phones, although sales in room air conditioners, air-conditioning equipment and washing machines increased. The segment posted an operating loss of JPY50.8 billion. Although room air conditioners recovered and air-conditioning equipment improved, flat panel TVs decreased due to the price decline mainly in North America.

High Functional Materials & Components

Segment revenues increased 7% from the same period of the preceding year, to JPY933.5 billion and operating income increased 1%, to JPY64.6 billion. These results were driven primarily by the improvement in automotive related products in Hitachi Metals, Ltd., the firm results in electronics related materials in Hitachi Chemical Co., Ltd. and the increase in Hitachi Cable, Ltd.

Logistics, Services & Others

Segment revenues rose 1% from the same period of the preceding year, to JPY618.7 billion and operating income increased 35%, to JPY10.7 billion due primarily to the good performance by Hitachi Transport System, Ltd., mainly in third-party logistics services that respond to the clients’ needs for comprehensive outsourcing of their distribution-related activities.

Financial Services

Segment revenues decreased 16% from the same period of the preceding year, to JPY222.3 billion. Operating income decreased 18%, to JPY12.9 billion due primarily to the decrease in Hitachi Capital Corporation.

Interim Financial Information for the First Half of the Year Ending March 31, 2008

Consolidated Financial Statements (Summary)

Consolidated Balance Sheets

	Billions of yen
	September 30, 2007	March 31, 2007
(Assets)
Current assets	5,363.3	5,434.1
Investments and advances	1,163.6	1,049.7
Property, plant and equipment	2,764.1	2,688.9
Other assets	1,447.5	1,471.4
Total assets	10,738.7	10,644.2

(Liabilities and stockholders’ equity)
Current liabilities	4,713.4	4,667.5
Noncurrent liabilities	2,441.5	2,460.1
Minority interests	1,155.4	1,073.7
Total stockholders’ equity	2,428.2	2,442.7
Total liabilities and stockholders’ equity	10,738.7	10,644.2

Consolidated Statements of Operations

	Years ended March 31
	First half of 2008	First half of 2007	2007
	(Billions of yen)
Revenues	5,280.4	4,770.9	10,247.9
Operating income	121.6	198	182.5
Income before income taxes and minority interests	136.0	258	202.3
Income (loss) before minority interests	35.9	(34.7)	39.5
Net income (loss)	(13.0)	(78.0)	(32.7)

Consolidated Statements of Cash Flows

	Years ended March 31
	First half of 2008	First half of 2007	2007
	(Billions of yen)
Cash flows from operating activities	378.5	177.5	615.0
Cash flows from investing activities	(424.9)	(307.6)	(786.1)
Cash flows from financing activities	(30.5)	122.0	121.2
Effect of exchange rate changes on cash and cash equivalents	4.0	1.1	9.4
Net decrease in cash and cash equivalents	(72.8)	(7.0)	(40.3)
Cash and cash equivalents at beginning of period	617.8	658.2	658.2
Cash and cash equivalents at end of period	545.0	651.2	617.8

(Notes)	1.	Net assets per share as of September 30, 2007: JPY730.41

	2.	Net loss per share in this interim period: JPY3.93

	3.	The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

	4.	Operating income has been prepared in conformity with accounting principles generally accepted in Japan.

	5.	The number of consolidated subsidiaries including variable interest entities is 920 and the number of companies accounted for under the equity method is 165 as of the end of September 2007.

Consolidated Statement of Changes in Stockholders’ Equity (First half of 2008)

	Billions of yen
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Balance at end of preceding year	282.0	560.7	1,713.7	(88.4)	(25.3)	2,442.7
Decrease arising from equity transaction, net transfer of minority interest, and other		(0.2)	(4.5)			(4.7)
Net loss			(13.0)			(13.0)
Decrease (Increase) in net other comprehensive loss				13.7		13.7
Cash dividends			(9.9)			(9.9)
Decrease (Increase) in treasury stock		0			(0.5)	(0.5)
Balance at end of the interim period	282.0	560.6	1,686.1	(74.6)	(25.8)	2,428.2

Unconsolidated Financial Statements (Summary)

Unconsolidated Balance Sheets

	Billions of yen
	September 30, 2007	March 31, 2007
(Assets)
Current assets	1,750.4	1,927.1
Fixed assets	2,053.0	1,946.7
Total assets	3,803.5	3,873.9

(Liabilities)
Current liabilities	1,906.4	1,931.9
Noncurrent liabilities	759.1	755.2
Total liabilities	2,665.6	2,687.2

(Net Assets)
Stockholders’ equity	1,078.5	1,117.6
Valuation and translation adjustments	59.3	69.0
Net assets	1,137.8	1,186.6
Total liabilities and net assets	3,803.5	3,873.9

Unconsolidated Statements of Operations

	Years ended March 31
	First half of 2008	First half of 2007	2007
	(Billions of yen)
Revenues	1,272.9	1,229.4	2,785.1
Operating income (loss)	(43.6)	(65.2)	(66.2)
Ordinary income (loss)	(23.2)	(51.0)	(37.2)
Extraordinary gain	35.4	19.2	56.8
Extraordinary loss	51.9	77.6	176.5
Income (loss) before income taxes	(39.7)	(109.3)	(156.9)
Net income (loss)	(28.6)	(66.2)	(178.0)

(Notes)	1.	Accumulated depreciation of tangible fixed assets: JPY979.5 billion

	2.	Extraordinary gain of JPY35.4 billion consists of JPY29.3 billion of gain on sale of affiliated companies’ common stock, JPY4.7 billion of gain on sale of real property and JPY1.3 billion of gain on sale of investments in securities.

	3.	Extraordinary loss of JPY51.9 billion consists of JPY49.4 billion of extraordinary loss on restructuring charges and JPY2.4 billion of loss on impairment of investments in securities.

	4.	Extraordinary loss on restructuring charges indicated in Note 3 consists of a revaluation loss on the stock of an unprofitable affiliated company and an allowance for doubtful receivables on loans to such company.

	5.	Net assets per share as of September 30, 2007: JPY342.25

	6.	Net loss per share for the first half of the year ending March 31, 2008: JPY8.63

Unconsolidated Statement of Changes in Stockholders’ Equity etc. (First half of 2008)

	Billions of yen
	Stockholders’ equity					Valuation and translation adjustments	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance at end of preceding year	282.0	283.9	578.4	(26.8)	1,117.6	69.0	1,186.6
Change during the interim period
Distribution of surplus			(9.9)		(9.9)		(9.9)
Net loss			(28.6)		(28.6)		(28.6)
Acquisition for treasury				(0.7)	(0.7)		(0.7)
Sale of treasury stock		0		2	2		2
(Net) Change in items other than stockholders’ equity during the interim period						(9.6)	(9.6)
Total change during the interim period	—	0	(38.6)	(0.5)	(39.1)	(9.6)	(48.8)
Balance at end of the interim period	282.0	284.0	539.8	(27.3)	1,078.5	59.3	1,137.8

Segment Information (Consolidated basis)

	First half of year ended March 31, 2008
	Revenues	Operating Income
	(%)	(Billions of yen)
Information & Telecommunication Systems	21	12.4
Electronic Devices	11	25.8
Power & Industrial Systems	27	63.6
Digital Media & Consumer Products	12	(50.8)
High Functional Materials & Components	15	64.6
Logistics, Services & Others	10	10.7
Financial Services	4	12.9

(Notes)	1.	Segment information shown above has been prepared in conformity with accounting principles generally accepted in Japan.

	2.	Percentage figures shown above are the proportions of each segment revenues to subtotal.

(English Summary)

Semi-Annual Report

pursuant to Article 24-5.1 of

the Financial Instruments and Exchange Law of Japan

For the first half of 139th business term

(from April 1, 2007 to September 30, 2007)

Hitachi, Ltd.

Tokyo, Japan

Note:	This is an English summary of the Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on December 20, 2007 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

CAUTIONARY STATEMENT

Certain statements found in this annual report may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this annual report.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in Hitachi’s filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

1

Outline

1. Changes in Major Consolidated Subsidiaries

Hitachi-GE Nuclear Energy, Ltd., a new subsidiary, succeeded the nuclear power systems operations of Hitachi, Ltd. (the “Company”) through a corporate split dated July 1, 2007.

Japan Servo Co., Ltd. was removed from a subsidiary as a result of the sale of its shares in April 2007 in response to the tender offer by Nidec Corporation.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2007)

Information & Telecommunication Systems	99,058
Electronic Devices	28,975
Power & Industrial Systems	96,225
Digital Media & Consumer Products	36,926
High Functional Materials & Components	53,327
Logistics, Services & Others	29,552
Financial Services	3,945
Corporate	3,144
Total	351,152

In addition to the employees shown above, the average number of temporary employees during this interim period was 36,752.

The number of employees of Hitachi, Ltd. was 37,478 as of September 30, 2007.

The Business

1. Operating Results

During the half-year under review, the Japanese economy continued slow but steady growth thanks to the growth in exports despite the deceleration in private residential investment and weak consumer spending. Overseas, the U.S. economy maintained steady growth owing to the growth in exports despite the slowdown in private residential investment. The European economies continued recovery at a moderate pace, the Asian economies continued to prosper, mainly in China.

Against this backdrop, the Hitachi Group (Hitachi, Ltd., its consolidated subsidiaries and equity-method affiliates) strove to lower costs and improve productivity, focused capital investment on carefully selected growth sectors and reorganized operations to boost competitiveness. Revenues increased 11% from the same period of the preceding year, to JPY5,280,485 million. Operating income increased 513%, to JPY121,668 million. Non-operating income was up 51%, to JPY59,066 million from a year earlier mainly due to an increase in gain on sale of securities. Non-operating expense increased 35%, to JPY44,675 million due mainly to an increase in impairment loss. As a result, income before income taxes and minority interests increased 427% from the same period of the preceding year, to JPY136,059 million. Net loss for the half year under review recovered JPY65,026 million, to JPY13,060 million.

2

The business results are analyzed by industry segment in the following overview. Segment revenues figures include intersegment transactions.

In Information & Telecommunications Systems, segment revenues rose 9% from the same period of the preceding year, to JPY1,254,539 million thanks to the strong performance in systems integration due to the expanded IT-related investment by financial institutions, in service businesses mainly in outsourcing services business due to the strong demand, and in hard disk drives which new product was introduced due to the increased demand for products for PCs. In addition, steady performance in disk array subsystems in overseas markets and growth in ATMs thanks to the increased demand in Japan and China also contributed to increases in revenues. Operating income fell 10% from a year earlier, to JPY12,455 million, mainly as a result of the poor showing in hard disk drives due to a decline in price, although services business grew mainly due to an increase in sales and improvement in profitability and software business also showed strong performance by cost reduction efforts. Orders received by the Company’s Information & Telecommunications Systems division, the segment’s mainstay, increased those of the same period a year earlier.

In Electronic Devices, segment revenues came to JPY643,333 million, almost the same as the same period of the preceding year. Hitachi High-Technologies Corporation showed good performance due to the growth in materials for information and telecommunication equipment and semiconductor- and LCD-related materials by the rising price in law materials, as well as semiconductor manufacturing equipment boosted by the robust demand. Small and medium-sized LCDs also grew by increased demand for high-definition LCDs for mobile phones. On the other hand, the transfer of large-sized LCDs business for TVs from a consolidated subsidiary to an equity-method affiliate as of June 2006 and the downturn of Hitachi Medical Corporation due to the poor showing of the MRI (Magnetic Resonance Imaging) system owing to the shrinkage of domestic and overseas market adversely affected the segment revenues. Operating income rose 7% from a year earlier, to JPY25,814 million, chiefly because of the growth in sales of small and medium-sized LCDs and the growth in clinical analyzer for Europe and the U.S.

In Power & Industrial Systems, segment revenues rose 25% from the same period of the preceding year, to JPY1,598,343 million. It was mainly because of increase in power systems business which posted large sales of nuclear power plant in Japan and of thermal power plant in overseas and good performance in automotive products business by increased demand and by the acquisition of Clarion Co, Ltd. in December 2006 through a tender offer. Growth in construction machinery boosted mainly by increased demand in Europe and China, and the increase in sales of industrial machinery and railway vehicles posted additional contribution to the segment revenues. The segment recorded an operating income of JPY63,641 million, grew JPY108,975 million from the same period of the preceding year, resulting from the recover of power systems business by the absence of repair expenses for domestic nuclear power plant and of additional costs of a thermal power plant in the U.S., those of which were posted at the same period of the preceding year. Construction machinery also showed good performance by the increase of sales. Orders received by the Company’s Power & Industrial Systems division, the segment’s mainstay, increased those of the same period a year earlier.

In Digital Media & Consumer Products, segment revenues were down 4% from the same period of the preceding year, to JPY728,038 million. It was mainly because of the downturn of mobile phones, projection TVs due to the downsizing of the business, LCD projectors and plasma TVs due to the decline in prices, although revenues from room air conditioners, air-conditioning equipment, refrigerators and washing machines increased. The segment posted an operating loss of JPY50,866 million, worsened JPY16,398 million from the same period of the preceding year. Although air-conditioning equipment showed good performance due to the increased revenues and room air conditioners recovered, plasma TVs decreased due to the price decline in North America.

In High Functional Materials & Components, segment revenues increased 7% from the same period of the preceding year, to JPY933,580 million and operating income increased 1%, to JPY64,637 million. These results were driven primarily by the increase in materials and components for automotives and electronics related materials such as semiconductors and LCD materials, owing to the increased demand. The growth in wires and cables affected by the rising price in law materials and large sales of fiber-optic submarine cables also made an additional contribution to the segment performance. Amount of orders received by three main companies of the segments, Hitachi Metals, Ltd., Hitachi Cable, Ltd. and Hitachi Chemical Co., Ltd. increased 20% from the same period of the preceding year, to JPY522,699 million.

In Logistics, Services & Others, segment revenues rose 1% from the same period of the preceding year, to JPY618,719 million, due primarily to the good performance in third-party logistics services in domestic market, partially offset by decreases in sales of certain overseas sales subsidiaries. Operating income increased 35% from the same period of the preceding year, to JPY10,763 million due primarily to the increased sales and cost reductions in third-party logistics services and to the solid performance in sales subsidiary in Europe.

In Financial Services, segment revenues decreased 16% from the same period of the preceding year, to JPY222,313 million due primarily to scrutinizing in leasing orders in finance business. Operating income decreased 18% from the same period of the preceding year, to JPY12,978 million due primarily to an increase in financial fees affected by inflated interest rate and the decline in sales of securitization of lease receivables.

3

Results are analyzed by geographic segment in the following overview. Segment revenues figures include intersegment transactions.

In Japan, revenues increased 8% from the same period of the preceding year, to JPY4,184,979 million owing to the growth in nuclear power plant, to the increase in automotive products as a result of making Clarion, Co., Ltd. a subsidiary and to the solid performance in construction machinery. Operating income increased 683% from the same period of the preceding year, to JPY130,875 million due mainly by the absence of repair expenses for nuclear power plant and additional costs for thermal power plant in the U.S., those of which were posted at the same period of the preceding year. Increase in construction machinery and solid performance in high functional materials segment made an additional contribution to the increase in the segment operating income.

In Asia, revenues increased 21% from the same period of the preceding year, to JPY1,141,210 million, mainly due to progress in hard disk drives due to increased demand for PCs and growth in construction machinery and room air conditioners owing to the increased demand. Operating loss amounted JPY10,965 million, worsened JPY11,526 million from the same period of the preceding year, mainly due to the poor showing in hard disk drives resulting from price declining, though construction machinery showed favorable performance and elevators and escalators, air-conditioning equipment and room air conditioners increased.

In North America, segment revenues increased 7% from the same period of the preceding year, to JPY550,810 million. The increase was mainly due to an increase in sales business of mobile phones and automotive products, and to the solid performance in storage solutions business though plasma TVs decreased due to the price decline and construction machinery substantially dropped due to the slowdown in investments in housing. Operating income was down 77% from the same period of the preceding year, to JPY3,641 million resulted primarily from a decrease in projection TVs due to the downsizing of such business, in plasma TVs affected by the price decline and in construction machinery by diminished sales, partially offset by the information and telecommunication equipment.

In Europe, segment revenues rose 39% from the same period of the preceding year, to JPY412,961 million due primarily to the growth in construction machinery owing to the increased demand and a large sales posted in thermal power plant. Operating income increased 67% from the same period of the preceding year, to JPY13,701 million, due primarily to the increased revenues in construction machinery and solid performance in automotive products.

In other areas, segment revenues increased 55% from the same period of the preceding year, to JPY121,264 million and operating income increased 76%, to JPY6,279 million. The result was mainly due to the good performance in mineral mining machinery in Australia and Africa.

2. Cash Flows

(Cash flows from operating activities)

Owing to the significant recovery in operating income posted by Power & Industrial Systems segment, net income amounted to JPY13,060 million, an increase of JPY65,026 million from the same period of the preceding year. Steps taken to improve fund utilization efficiency by reducing accounts receivable worked to help reduce trade receivables JPY144,177 million and amounted JPY323,244 million. On the other hand, increase in inventories decreased JPY 81,174 million from the same period of the preceding year to JPY193,189 million, due to increased revenues and inflation in raw materials prices. Decrease in trade payables grew JPY136,772 million from the same period of the preceding year, to JPY75,065 million. As a result of the foregoing, net cash provided by operating activities increased JPY201,076 million from the same period a year earlier, to JPY378,580 million.

(Cash flows from investing activities)

Due primarily to the investment to increase production capacity of hard disk drives, plasma display panels and equipment for manufacturing construction machinery, purchase of tangible fixed assets (excluding assets to be leased) increased JPY22,688 million from the same period of the preceding year, to JPY 250,066 million. Net investment in fixed assets, the total of purchase of tangible fixed assets (excluding assets to be leased), purchase of assets to be leased, collection of investments in leases, and proceeds from disposal of rental assets and other property decreased JPY22,602 million from the same period a year earlier, to JPY246,733 million. It was mainly because of the decrease in purchase of assets to be leased and increase in proceeds from disposal of rental assets and other property. Purchase of investments and subsidiaries’ common stock generated cash outflow of JPY187,132 million, an increase of JPY153,016 million from the same period of the preceding year, owing mainly to the investment for GE-Hitachi Nuclear Energy Holdings LLC. to make it a joint venture company. As a result of the foregoing, net cash used in investing activities increased JPY117,239 million from the same period of the preceding year, to JPY424,926 million.

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(Cash flows from financing activities)

Decrease in short-term debt increased JPY184,746 million from the same period of the preceding year, to JPY76,713 million mainly due to the payment of commercial paper. Proceeds from debentures and long-term debt decreased JPY36,707 million from a year earlier, to JPY196,580 million. Payments on debentures and long-term debt decreased JPY15,530 million, to JPY168,008 million. In addition, public offering by Hitachi Construction Machinery Co., Ltd. for capital investment, proceeds on subsidiaries’ common stock increased JPY41,042 million from the same period of the preceding year, to JPY41,713 million. As a result of these factors, cash outflows from financing activities increased JPY152,599 million from the same period of the preceding year, to JPY30,550 million.

As a result of the foregoing, cash and cash equivalents at the end of the half-year period under review amounted JPY545,028 million, a decrease of JPY72,838 million from the end of the preceding fiscal year. So-called free cash flows, defined as the sum of cash flows from operating activities and cash flows from investing activities, increased JPY83,837 million from the same period of the preceding year, to an outflow of JPY46,346 million.

3. Research and Development Expense (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2007
Information & Telecommunication Systems	77,081
Electronic Devices	22,947
Power & Industrial Systems	52,299
Digital Media & Consumer Products	19,032
High Functional Materials & Components	25,540
Logistics, Services & Others	2,007
Financial Services	689
Corporate	9,231
Total	208,826

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	First Half of Fiscal 2007	Fiscal 2007 (Revised Forecast)
Information & Telecommunication Systems	60,698	118,000
Electronic Devices	13,312	27,000
Power & Industrial Systems	77,862	170,000
Digital Media & Consumer Products	59,203	116,000
High Functional Materials & Components	54,186	108,000
Logistics, Services & Others	18,249	43,000
Financial Services	235,838	513,000
Eliminations & Corporate items	(19,758)	(45,000)
Total	499,590	1,050,000

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Information on the Company

1. Capital as of September 30, 2007	282,033 million yen

2. Shares Issued (Common Stock)

Number of shares issued as of September 30, 2007:	3,368,126,056 shares
Number of shares issued as of December 20, 2007:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Major Shareholders

(As of September 30, 2007)

Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1 NATS CUMCO	364,843,700	10.83
2 State Street Bank and Trust Company	262,885,744	7.81
3 The Master Trust Bank of Japan, Ltd.	193,133,000	5.73
4 Japan Trustee Services Bank, Ltd.	127,012,000	3.77
5 Nippon Life Insurance Company	100,156,195	2.97
6 Hitachi Employees’ Shareholding Association	94,620,952	2.81
7 The Dai-Ichi Mutual Life Insurance Company	76,323,222	2.27
8 The Chase Manhattan Bank, N.A. London	64,981,961	1.93
9 Trust & Custody Services Bank, Ltd.	54,494,000	1.62
10 Meiji Yasuda Life Insurance Company	49,099,818	1.46

(Note1)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

(Note2)	The Company received a copy of filing made to the Kanto Local Finance Bureau (covered period: April 2007 to September 2007, on the basis of date of event which requires reporting). The summary of the copy is as follows. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under the former Securities and Exchange Law (currently named Financial Instruments and Exchange Law being effective as of September 30, 2007) of Japan.

	Name of Reporting Person	Dodge & Cox
	Date of Event Which Requires Reporting	July 15, 2007
	Amount of Shares Beneficiary Owned by The Reporting Person	316,191,500 shares
	Percentage to Total Shares Issued	9.39%

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4. Share Price

The following table sets forth the reported high and low revenues prices of the Company’s common stock on the first section of Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information
April 2007	947	895
May 2007	919	837
June 2007	916	863
July 2007	917	833
August 2007	865	714
September 2007	768	675

Financial Statements

The interim consolidated financial statements of Hitachi, Ltd. and its subsidiaries were included in the Form 6-K which was submitted to the SEC on December 27, 2007.

(Note) Segment information and operating income shown in this document have been prepared in conformity with accounting principles generally accepted in Japan.

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